Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Change to Board of Directors

Beijing, June 16, 2023 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces the appointment of Mr. Zhongbing Wu as a director to the Board of Directors of the Company (the “Board”), and to serve as a member of the Investment Committee.

Mr. Wu served as the Regional Director of Finance Department of Financial Street Holdings from June 2003 to March 2009. He held the position of Deputy General Manager in Wanda Group's Wuhan and Changsha companies from March 2009 to January 2013. From January 2013 to March 2015, he served as the General Manager of the Finance and Internal Control Management Department at Vanke Group. From March 2015 to December 2022, Mr. Wu held various positions, including Vice President and Executive President, at China Fortune Land Development Co., Ltd.

Mr. Wu is one of the first batch of experts in the Expert Pool for Government and Social Capital Cooperation of the National Development and Reform Commission. Mr. Wu obtained his bachelor's and master's degrees from Central University of Finance and Economics in 1998 and 2002 respectively. In 2012, he earned his Ph.D. in Economics from Huazhong University of Science and Technology. Furthermore, in 2019, he completed the Executive Master of Business Administration (EMBA) program at Tsinghua University PBC School of Finance. Mr. Wu has held post-doctoral positions in Theoretical Economics at Huazhong University of Science and Technology and Applied Economics at Central University of Finance and Economics. The board believes that Mr. Wu's professional expertise in the field of finance will contribute to the company's further development.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Rick Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com